July 9, 2025

Timothy Bridgewater
Chief Executive Officer
Zeo Energy Corp.
7625 Little Rd, Suite 200A
New Port Richey, FL 34654

       Re: Zeo Energy Corp.
           Registration Statement on Form S-4
           Filed July 2, 2025
           File No. 333-288489
Dear Timothy Bridgewater:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Stuart Neuhauser